UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPTEX SYSTEMS HOLDINGS, INC.

_________________________________________________________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

_________________________________________________________________________________________________________

(Title of Class of Securities)

68384X209

_________________________________________________________________________________________________________

(CUSIP Number)

Ephraim Fields

c/o Echo Lake Capital

265 East 66th Street – 42nd Floor

NY, NY 10065

_________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 22, 2022

________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Ephraim Fields
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
83,117

8. Shared Voting Power
0

9. Sole Dispositive Power
83,117

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
83,117
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
1.2%
14. Type of Reporting Person
IN

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ITEM 1. SECURITY AND ISSUER

This Statement relates to the COMMON STOCK, PAR VALUE $0.001 of Optex Systems Holdings, Inc (the “Issuer” or the “Company”) having its principal executive offices at 1420 Presidential Drive, Richardson, TX 75081

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since the last Schedule 13D was filed, The Reporting Person sold 1,071,282 Shares of the Issuer. As a result of the sales, the beneficial ownership of the Reporting Persons has dropped to below 5% of the outstanding Shares of the Company. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

On September 22, 2022, the Reporting Person sold 1,071,282 shares at $2.65 per share as part of the Issuer’s Modified Dutch Auction Tender Offer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns in the aggregate 83,117 shares of Common Stock, which represents approximately 1.2% of the Company’s outstanding shares of Common Stock. The percentage ownership of shares of Common Stock set forth in this Statement is based on 6,716,637 shares of Common Stock issued and outstanding as of September 15, 2022 as reported by the Company on September 20, 2022.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/23/2022

______________________

Date

/s/ Ephraim Fields

_______________________

Signature

Ephraim Fields

_______________________

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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